UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     For the month of December 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X   Form 40-F ______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____No X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _____No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date December, 21, 2007

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street   Vancouver   British Columbia   V6B 1N2
Telephone: (604) 681-3131  Facsimile:  (604) 408-3884

NEWS RELEASE

December 20, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt: QLD

ALBERTA STAR ENGAGES MI 3 COMMUNICATION FOR INVESTOR RELATIONS SERVICES

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) OTCBB (ASXSF), and on Frankfurt (QLD), is pleased to announce that the Company has retained MI 3 Communication Financiere Inc. (“MI 3”) whose principal offices are situated in Montreal, Quebec, to provide investor relations services to the Company.

MI 3 Communication will provide investor relations and market-making services to the Company for an initial period of one year, ending on December 15, 2008. MI 3 will be paid $4,000 per month for the term of the agreement plus approved expenses. Additionally, subject to Board and regulatory approval. The Company will grant MI 3 incentive stock options to acquire up to 100,000 shares in the capital of the Company at an exercise price of $0.85 per share, all in accordance with the policies of the TSX Venture Exchange.

ABOUT MI 3

MI 3 is an investor relations firm based in Montreal, Quebec and headed by Mario Drolet. MI 3 is a proactive results-driven firm that offers premium investor relations services to an international portfolio of client companies operating in a broad range of industries including mining, oil & gas and special situations. MI 3 provides comprehensive Investor relations representation to a Canadian audience through their offices in Montreal.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

MI 3 Communications -Mr. Mario Drolet (514) 904-1333

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131	Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.